Crow Point Global Dividend Plus Fund

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

Crow Point Global Dividend Plus Fund (the "Fund") has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on October 4, 2016 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined in accordance with the terms of the Offer) (the “Maximum Purchasable Amount”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable Amount will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced. If you tender an amount that would cause your capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from you so that the required minimum balance is maintained.

You have been paid __% of the purchase price based on the unaudited net asset value of the Fund as of September 26, 2016, in accordance with the terms of the tender offer. This payment has been made in cash wired directly to the account in which you held your Shares, valued at net asset value in accordance with the Prospectus of the Fund.

You remain a Shareholder of the Institutional Fund with respect to any of Shares which the Institutional Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact the Tender Offer Administrator at 1-855-282-1100.

Sincerely,

Crow Point Global Dividend Plus Fund

Crow Point Global Dividend Plus Fund

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your account after the withdrawal resulting from the repurchase of the requested Shares of the Crow Point Global Dividend Plus Fund (the "Fund").

Because you tendered Shares of the Fund, you have previously been issued a promissory note entitling you to receive an initial payment of at least 90% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of September 26, 2016, in accordance with the terms of the tender offer. A cash payment of [approximately] [__]% of the repurchase price is being wired directly into the account you have designated. If you did not provide account information, the cash payment is enclosed in the form of a check. The remaining value owed under the promissory note will be determined after the annual audit of the Fund's financial statements is completed (within 60 days after the end of the fiscal year of the Fund (October 31)) and that remaining payment will be made promptly after the completion of the audit.

Should you have any questions, please feel free to contact the Fund at 1-855-282-1100.

Sincerely,

Crow Point Global Dividend Plus Fund

Enclosure